                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                            (Amendment No.           )
                                          ----------

                           FIRST ALLIANCE CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
           -----------------------------------------------------------
                         (Title and Class of Securities)

                                    317936102
                                ----------------
                                 (CUSIP Number)

                          Richard J. Perry, Jr, Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 15 Pages                                      Exhibit Index at page 14

----------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 317936102                                                     PAGE    2     OF    15     PAGES
                                                                                -------     --------
----------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners II, L.P. /  36-4131559
----------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)
                                                                                                      --------
                                                                                                   (b)
                                                                                                      --------
----------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
----------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
----------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
----------------------------------------------------------------------------------------------------------------------
NUMBER OF           6.      SOLE VOTING POWER
SHARES
OWNED BY       -------------------------------------------------------------------------------------------------------
EACH                7.      SHARED VOTING POWER
REPORTING                   535,900 SHARES
PERSON WITH    -------------------------------------------------------------------------------------------------------
                    8.      SOLE DISPOSITIVE POWER

               -------------------------------------------------------------------------------------------------------
                    9.      SHARED DISPOSITIVE POWER
                            535,900 SHARES
----------------------------------------------------------------------------------------------------------------------
       10.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               535,900 SHARES
----------------------------------------------------------------------------------------------------------------------
       11.     DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
----------------------------------------------------------------------------------------------------------------------
       12.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               6.86%
----------------------------------------------------------------------------------------------------------------------
       13.     TYPE OF REPORTING PERSON

               PN
----------------------------------------------------------------------------------------------------------------------


Page 2 of 15 Pages

----------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 317936102                                                     PAGE    3     OF    15     PAGES
                                                                                -------     --------
----------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hovde Capital, L.L.C. /  91-1825712
-----------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)
                                                                                                         -------
                                                                                                      (b)
                                                                                                         -------
-----------------------------------------------------------------------------------------------------------------------
       3.      SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------
       4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)?

               NO
-----------------------------------------------------------------------------------------------------------------------
       5.      CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------
NUMBER OF          6.       SOLE VOTING POWER
SHARES
OWNED BY       --------------------------------------------------------------------------------------------------------
EACH               7.       SHARED VOTING POWER
REPORTING
PERSON WITH                 535,900 SHARES
               --------------------------------------------------------------------------------------------------------
                   8.       SOLE DISPOSITIVE POWER

               --------------------------------------------------------------------------------------------------------
                   9.       SHARED DISPOSITIVE POWER
                            535,900 SHARES
-----------------------------------------------------------------------------------------------------------------------

       10.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               535,900 SHARES
-----------------------------------------------------------------------------------------------------------------------

       11.     DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------

       12.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               6.86%
-----------------------------------------------------------------------------------------------------------------------

       13.     TYPE OF REPORTING PERSON

               CO
---------------------------------------------------------------------------------------------------------------------

Page 3 of 15 Pages

ITEM 1.  SECURITY AND BANK

The class of security to which this statement relates is the Class A Common Stock, $.01 par value per share (the "Shares"), of First Alliance Corporation (the "Company"). The address of the principal executive offices of the Company is 17305 Von Karman Avenue, Irvine, California 92614.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership") and Hovde Capital, L.L.C., (the "General Partner"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. The General Partner, a Nevada limited liability company, is the general partner of the Limited Partnership.

      Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

      None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

      The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.



Page 4 of 15 Pages

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

      (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its/his Shares.

      (b) None.

      (c) None.

      (d) None.

      (e) None.

      (f) None.

      (g) None.

      (h) None.

      (i) None.

      (j) None.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

      (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 17, 1998, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 7,811,988 Shares outstanding as of that date) as to each of the Reporting Persons.

      (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of August 17, 1998, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

      (d) None.

      (e) Not applicable.

      Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Page 5 of 15 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

      None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A -   Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 6 of 15 Pages

Signatures


      After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:            /s/  Eric D. Hovde
                                         ------------------------------------
                                         Eric D. Hovde
                                  Its:   Managing Member


                                  HOVDE CAPITAL, L.L.C.

                                  By:            /s/  Eric D. Hovde
                                         ------------------------------------
                                         Eric D. Hovde
                                  Its:   Managing Member


Dated:     8/17/98
       ----------------





Page 7 of 15 Pages

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS
-----------------------------------------

                                              PRINCIPAL BUSINESS AND
                                              ADDRESS OF PRINCIPAL BUSINESS
           NAME                               OR PRINCIPAL OFFICE
           ----                               ------------------------------------
Financial Institution Partners II, L.P.       Limited partnership formed to make
                                              investments primarily in equity
                                              securities of financial institutions and
                                              financial services companies.
                                              1629 Colonial Parkway
                                              Inverness, Illinois 60067
                                              Organized: State of Delaware

Hovde Capital, L.L.C.
                                              Limited liability company formed to
                                              serve as the general partner of the
                                              Limited Partnership.
                                              1629 Colonial Parkway
                                              Inverness, Illinois 60067
                                              Incorporated: State of Delaware





Page 8 of 15 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS


    NAME                            PRINCIPAL OCCUPATION
  ADDRESS                           BUSINESS ADDRESS                          CITIZENSHIP
-----------------------------------------------------------------------------------------

Steven D. Hovde                     Investment banker                             U.S.
1629 Colonial Parkway               Hovde Financial, Inc.
Inverness, Illinois 60067           1629 Colonial Parkway
                                    Inverness, Illinois 60067
                                    Investment banking firm

Eric D. Hovde                       Investment banker                             U.S.
1826 Jefferson Place, N.W.          Hovde Financial, Inc.
Washington, D.C.  20036             1826 Jefferson Place, N.W.
                                    Washington, D.C.  20036
                                    Investment banking firm



Page 9 of 15 Pages

                                   SCHEDULE 2

      The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                          AMOUNT
                                          ORIGINALLY
                     TOTAL                FINANCED/           SOURCE OF
NAME                 CONSIDERATION        CURRENT BALANCE     FUNDS*
-------------------------------------------------------------------------------
Financial            $5,869,434.50        $ 2,934,717.25/     Working Capital/
Institution                               $ 2,934,717.25      Line of Credit
Partners, L.P.

Hovde Capital,       $5,869,434.50        $ 2,934,717.25/     Working Capital/
Inc.                                      $ 2,934,717.25      Line of Credit of
                                                              Affiliate

------------------

* $2,934,717.25 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.


Page 10 of 15 Pages

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                              APPROXIMATE
NAME                            NUMBER OF SHARES              PERCENTAGE
----                            ----------------              ----------
Financial Institution           535,900                       6.86%
Partners, L.P.

Hovde Capital, Inc.             535,900                       6.86%


Page 11 of 15 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of August 17, 1998:

--------------- -------------- --------------- --------------- --------------- ---------------
                Transaction    Number of       Transaction     Transaction     Broker
                Date           Shares          Price           Type
--------------- -------------- --------------- --------------- --------------- ---------------
Financial       8/5/98         25,000          $6.875          Buy             Jeffries &
Institution                                                                    Co.
Partners II,
L.P.

                -------------- --------------- --------------- --------------- ---------------
                8/5/98         50,000          $6.9375         Buy             Friedman,
                                                                               Billings,
                                                                               Ramsey &
                                                                               Co.
                -------------- --------------- --------------- --------------- ---------------
                8/4/98         5,000           $7.125          Buy             Herzog, Heine,
                                                                               Geduld
                -------------- --------------- --------------- --------------- ---------------
                7/31/98        50,000          $7.875          Buy             NationsBanc
                                                                               Montgomery
                                                                               Securities
                -------------- --------------- --------------- --------------- ---------------
                7/30/98        7,500           $8.5833         Buy             Herzog, Heine,
                                                                               Geduld
                -------------- --------------- --------------- --------------- ---------------
                7/30/98        7,500           $8.4375         Buy             Friedman,
                                                                               Billings,
                                                                               Ramsey &
                                                                               Co.
                -------------- --------------- --------------- --------------- ---------------
                6/26/98        8,400           $8.00           Buy             Jeffries & Co.
                -------------- --------------- --------------- --------------- ---------------
                6/26/98        30,000          $8.00           Buy             NationsBanc
                                                                               Montgomery
                                                                               Securities
                -------------- --------------- --------------- --------------- ---------------
                6/25/98        2,500           $7.625          Buy             Herzog, Heine,
                                                                               Geduld
                -------------- --------------- --------------- --------------- ---------------
                6/25/98        10,000          $7.625          Buy             Jeffries & Co.
--------------- -------------- --------------- --------------- --------------- ---------------


Page 12 of 15 Pages

--------------- -------------- --------------- --------------- --------------- ---------------
                6/24/98        5,000           $8.1875         Buy             Herzog, Heine,
                                                                               Geduld
                -------------- --------------- --------------- --------------- ---------------
                6/24/98        20,000          $8.125          Buy             Friedman,
                                                                               Billings,
                                                                               Ramsey &
                                                                               Co.
                -------------- --------------- --------------- --------------- ---------------
                6/23/98        5,000           $8.25           Buy             Piper Jaffray
                -------------- --------------- --------------- --------------- ---------------
                6/23/98        10,000          $8.0937         Buy             Friedman,
                                                                               Billings,
                                                                               Ramsey &
                                                                               Co.
                -------------- --------------- --------------- --------------- ---------------
                6/23/98        15,000          $8.125          Buy             Jeffries & Co.
--------------- -------------- --------------- --------------- --------------- ---------------






Page 13 of 15 Pages

                                 EXHIBIT INDEX

                                                                       Page

Exhibit A  Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)           15






















Page 14 of 15 Pages

                                                                       EXHIBIT A

           Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

      Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                                  FINANCIAL INSTITUTION PARTNERS II, L.P.
                                  by its General Partner, HOVDE CAPITAL, L.L.C..

                                  By:      /s/ Eric D. Hovde
                                         ----------------------------------
                                  Its:   Managing Member


                                  HOVDE CAPITAL, L.L.C.

                                  By:      /s/ Eric D. Hovde
                                         ----------------------------------
                                  Its:   Managing Member



Page 15 of 15 Pages